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                     March 19, 2021

       John Karatzaferis
       President and Chief Executive Officer
       Bare Metal Standard, Inc.
       3604 S. Banner Street
       Boise, ID 83709

                                                        Re: Bare Metal
Standard, Inc.
                                                            Correspondence
filed December 14, 2020
                                                            Form 8-K Filed
October 27, 2020
                                                            File No. 000-55795

       Dear Mr. Karatzaferis:

              We issued comments on the above captioned filing on December 27, 2020. On February
       11, 2021, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Matthew Crispino at 202-551-3456 or Larry Spirgel at 202-551-3815 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Andrew Coldicutt